UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-18898
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(Check one)

[ ] Form 10-K      [X]  Form 20-F       [ ] Form 11-K

[ ] Form 10-Q      [ ]  Form N-SAR      [ ] Form N-CSR

For period ended:     December 29, 2002

[ ]    Transition Report on Form 10-K

[ ]    Transition Report on Form 20-F

[ ]    Transition Report on Form 11-K

[ ]    Transition Report on Form 10-Q

[ ]    Transition Report on Form N-SAR

For the Transition Period ended:   Not Applicable
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Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:  Koninklijke Ahold N.V.
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Former Name if Applicable:  Not Applicable
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Address of Principal  Executive  Office (Street and number):  Albert Heijnweg 1,
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1507 EH
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City, State and Zip Code:    Zaandam, The Netherlands
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                            PART II
                    RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]       (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

As previously announced, Koninklijke Ahold N.V. (the "Company") has discovered accounting irregularities which it believes have resulted, among other things, in an overstatement of previously reported earnings. Following the discovery of accounting irregularities, the Company commenced internal forensic accounting investigations at various operating and joint venture companies and at the Ahold corporate level. The forensic accounting investigations were completed at the end of June. The Company is in the process of evaluating the findings of these investigations and the effect they will have on the Company's 2002 and previously reported results. Consequently, the Company was not able to complete its financial reporting process in time to file its Form 20-F for the fiscal year ended December 29, 2002 within the prescribed time period without unreasonable time and expense. The Company intends to file its 2002 Annual Report on Form 20-F as soon as practically possible after completing the evaluation of the results of the investigations, after completion of its financial reporting process and after completion of the audit of Ahold's fiscal year 2002 financial statements.

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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         J.L.M. Sliepenbeek                     011 31 75 659 9111
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         (Name)                                 (Area Code)  (Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [X] Yes         [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [X] Yes         [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously announced, in total, all of the forensic accounting investigations found approximately Euro 970 million of accounting irregularities that may require adjustments in the fiscal year 2002 and restatements in one or more prior years. Also, the investigations confirmed or identified for management review various other accounting issues and internal control weaknesses. Ahold management and the Audit Committee are studying the findings to assess whether additional adjustments may be required to correct any accounting errors, and to identify needed improvements in controls and procedures at relevant companies. Until this review is finalized and the audit is complete, the Company is unable to estimate its financial results for the 2002 fiscal year.

For more information regarding the foregoing, see the Company's press releases dated February 24, 2003, May 8, 2003, May 26, 2003 and July 1, 2003, attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4. This Notification of Late Filing on Form 12b-25 contains forward-looking statements relating to the business and financial results of the Company. Disclosure of some of the factors that could affect the Company's future performance and cause its actual results to differ materially from those expressed or implied by these forward-looking statements is included in the press releases referenced above and attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4 and is incorporated by reference herein.

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


                             Koninklijke Ahold N.V.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    July 1, 2003             By:      /s/ D.G. Eustace
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                                          Name:  D.G. Eustace
                                          Title: Executive Vice President & CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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